Exhibit 99.6

ARRIS RESOURCES INC.

1250 West Hastings Street
Vancouver, BC V6E 2V4	CNSX: AAS
Tel: 604-687-0879 Fax: 604-408-9301	FSE: IGN3
info@arrisresources.com	OTCBB: ARRR.F

NEWS RELEASE	FOR IMMEDIATE RELEASE

OPTION AGREEMENT IN GUINEA

VANCOUVER, British Columbia, Canada /October 15, 2009/ -- Arris Resources Inc. ("Arris Resources") is pleased to announce that it has entered into an Option Agreement with SM/HM Guinee SARL, a company registered in Guinea, Conakry whereby it can earn up to an undivided 70% interest in the Forecariah Copper Concession (225 sq. km). The Company is required to spend a total of CAD$1,000,000 over four (4) years in expenditures commencing not later than March 1, 2010 as well as make cash payments of CAD$100,000 over the next two (2) years in four (4) equal payments of CAD$25,000 commencing 28 days after signing a formal agreement.

The Company intends to interpret the existing technical information on the concessions and mobilize a ground crew to investigate. The agreement is subject to all regulatory and board approvals.

ON BEHALF OF THE BOARD OF DIRECTORS

"Lucky Janda"

Lucky Janda
President

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of management of Arris Resources with respect to its performance, business and future events.  All statements, other than statements of historical fact included in this press release, including, without limitation, statements regarding potential mineralization and exploration results, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves and the timing and future plans, actions, objectives and achievements of Arris Resources, are forward-looking statements.  All forward-looking statements involve various risks and uncertainties.  There can be no assurance that such forward-looking statements will provide to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking statements.  Important factors that could cause actual results to differ materially from Arris Resources' expectations include, without limitation, fluctuations in commodity prices and currency exchange rates; uncertainty of estimates of capital and operating costs; production estimates and estimated economic return; uncertainties involved in disputes and litigation; the need to obtain additional financial to develop properties and uncertainty as to the availability and terms of future financings; actions by government authorities, including changes in government regulation; the potential need for cooperation of government agencies and First Nations groups in the exploration, permitting and development of Arris Resources' properties; the possibility of adverse developments in financial markets generally; future decisions by management in response to changing conditions; the possibility of delay in permitting, exploration, development or construction programs; uncertainties as to permit and approval requirements and meeting project milestones; the ability to execute prospective business plans; natural phenomena; and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  Arris Resources does not undertake any obligation to release publicly any revision for updating any voluntary forward-looking statements.